Exhibit 99.1

ICON to Present at the Barclays Global Healthcare Conference

On March 12, 2019, Mr. Brendan Brennan, CFO of ICON plc, will present at the Barclays Global Healthcare Conference 2019. The presentation will be webcast live from 11.15am EDT [3.15pm Ireland & UK].

This public webcast will be accessible live from our website at http://investor.iconplc.com.  A recording will also be available on the website following the webcast.  In addition, a calendar of company events, including upcoming conference presentations, is available from the Investors section of our website, under “Events”.  This calendar will be updated regularly. Please note that the above presentation details may be subject to change, please refer to the Events Calendar, which will be updated in the event of any changes.